WALT KACZMAREK JOINS HERITAGE COMMERCE CORP

AS PRESIDENT, CEO AND DIRECTOR

San Jose, CA – March 18, 2005 – Heritage Commerce Corp (Nasdaq: HTBK), parent company of Heritage Bank of Commerce, today announced its Board of Directors has named Walt Kaczmarek, President, Chief Executive Officer and a member of the Board of Directors of the bank and the holding company.

"We are delighted to have Walt Kaczmarek join our management team," said William Del Biaggio, Jr., Chairman of the Board. "With almost 30 years of business experience in our area, of which 25 years are in banking, Walt has built a stellar reputation in our business community. His broad experience in financial services, his deep roots in our community, and his congenial style make him an ideal leader for this organization."

Kaczmarek was with Comerica for 15 years and was an Executive Vice President with responsibilities for middle market banking and private banking in the western region. He joined Comerica with the merger of San Jose based Plaza Bank of Commerce where he was instrumental in helping successfully merge the two organizations. Prior to joining Plaza Bank, Kaczmarek served for six years with The Martin Group, a real estate investment-development company, and nearly eight years with Union Bank.

"Heritage is one of the most vibrant banks in the South Bay area, and I am excited about joining their executive team. I am confident that we will be able to expand on the strong foundation they have built over the past ten years and continue to deliver superior service to the marketplace," said Kaczmarek.

Kaczmarek holds a Bachelor of Science degree in Commerce (1974), with a finance emphasis, from Santa Clara University, where he also pitched for the Bronco baseball team. He currently serves on the Advisory Board for Santa Clara University's Leavey School of Business. He earned his Masters of Business Administration from San Jose State University in 1976. Raised in Santa Clara, Kaczmarek is married and has two daughters.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with offices in Los Gatos, Fremont, Danville, Morgan Hill, Gilroy, Mountain View and two offices in Los Altos. Additionally, Heritage Capital Group, the bank's asset based lending division, has offices in San Jose and Los Angeles. Heritage Bank of Commerce is also an SBA Preferred Lender ranked the third largest SBA lender in Northern California and eighth in the State, with Loan Production Offices in San Jose, Fresno, Santa Cruz, Elk Grove, Watsonville, Chico, Glendale, Irvine and Pittsburg, California.

Forward Looking Statement Disclaimer

This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include but are not necessarily limited to fluctuations in interest rates and monetary policy established by the Federal Reserve, inflation, government regulations, general economic conditions, competition within the business areas in which the Company is conducting its operations, including the real estate market in California, the ability to recognize identified cost savings, and other factors beyond the Company's control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.